UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

4C CONTROLS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

350839 10 6

(CUSIP Number)

Rudana Investment Group AG
Bahnhofstr. 23
6301 Zug
Switzerland
011 41 43 344 33 55

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350839 10 6

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.
Rudana Investment Group AG
000000000

(2) Check the appropriate box if a member of a group (see instructions)

(a)☒    (b)☐

(3) SEC use only.

(4) Source of funds (see instructions).
WC

 (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

Switzerland

(7) Sole voting power:
32,653,894 (1)

(8) Shared voting power:
0

(9) Sole dispositive power:
32,653,894 (1)

(10) Shared dispositive power:
0

(11) Aggregate amount beneficially owned by each reporting person.

32,653,894 (1)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

74.1% (2)

(1) Rudana Investment Group AG directly owns 32,653,894 shares of the common stock of 4C Controls Inc. (formerly known as Amecs Inc., and referred to herein as the "Company").

(2) Such percentage is based on Rudana Investment Group AG’s ownership of 32,653,894 shares of the common stock of the Company, and is calculated on the basis of 44,039,540 issued and outstanding shares of the Company’s common stock on August 29, 2008, as advised by the Company to Rudana Investment Group AG on such date.

(14) Type of reporting person (see instructions).

CO

Item 1. Security and Issuer.

The Company is located at 1230 Avenue of the Americas, 7th Floor, Rockefeller Center, New York, NY 10020.

This Schedule 13D/A refers to shares of the Company’s common stock held by Rudana Investment Group AG (“Rudana”), as described in further detail in Item 5 hereof, which Item is incorporated herein by reference thereto. The persons having power to vote the Company's shares owned by Rudana and power of disposition over such shares are the officers and directors of Rudana, consisting of Hany Salem, Yvette Schiess, Ralph Thiede, Thomas Schoni and Christian Daeniker. Any two of these five individuals acting together may make binding determinations regarding the shares of the Company owned by Rudana.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Rudana Investment Group AG.

(b) Business Address:

Rudana Investment Group AG
Bahnhofstr. 23
6301 Zug
Switzerland

(c) Principal Occupation:

Rudana Investment Group AG is a private investment company.

(d) Rudana Investment Group AG has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Rudana Investment Group AG has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Switzerland

Item 3. Source and Amount of Funds or Other Consideration.

On March 7, 2008, pursuant to a share purchase agreement (the “Share Purchase Agreement”) between Rudana and the Company, and in consideration of US$940,900 (AUD$1 million) which was paid by Rudana from its working capital directly to BQT Solutions on behalf of the Company as the first tranche of the BQT Group Securities Purchase Agreement (as defined below) investment, Rudana was issued 470,450 shares of the Company’s common stock and 117,613 Warrants. The Warrants were exercisable at a purchase price of $0.25 per share. On August 29, 2008, the Company and Rudana mutually agreed to rescind the March 2008 Share Purchase Agreement and cancel the March 2008 shares and warrants, and convert the rescinded purchase price to a shareholder loan. The rescission transaction is described in Item 5 below, which is incorporated herein by reference thereto.

In a series of open market purchases, effective as of August 18, 2008 through August 28, 2008, Rudana paid $816,156 from its working capital to purchase a total of 279,000 shares of the Company’s common stock.

Item 4. Purpose of Transaction.

On March 3, 2008, the Company entered into a Securities Purchase Agreement (the “BQT Group Securities Purchase Agreement”) pursuant to which the Company agreed to make certain investments in BQT Solutions Limited and its subsidiaries (collectively the “BQT Group”). On March 7, 2008, pursuant to a share purchase agreement (the “Share Purchase Agreement”) between Rudana and the Company, and in consideration of US$940,900 (AUD$1 million) which was paid by Rudana directly to BQT Solutions on behalf of the Company as the first tranche of the BQT Group Securities Purchase Agreement investment, Rudana was issued 470,450 shares of the Company’s common stock and 117,613 Warrants. The Warrants were exercisable at a purchase price of $0.25 per share. On August 29, 2008, the Company and Rudana mutually agreed to rescind the March 2008 Share Purchase Agreement and cancel the March 2008 shares and warrants, and convert the rescinded purchase price to a shareholder loan. The rescission transaction is described in Item 5 below, which is incorporated herein by reference thereto.

Rudana engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of the Company common stock, or to engage in discussions regarding and determine to effect other transactions involving the Company. In connection with the above-referenced periodic review of its portfolio investments, Rudana has made the following acquisitions and sales of the Company’s common stock. All of the shares owned by Rudana are restricted securities. The Company is a shell company, as such term is defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), and therefore, as of the date of this Schedule 13D/A, Rule 144 of the Securities Act is not available for the sale or transfer of shares owned by Rudana, or any shares transferred by Rudana pursuant to any other available exemption. Rudana Investment Group AG has sold 2,625,106 restricted shares of the Company’s common stock in private transactions in reliance on the exemption from registration provided under Rule 903 of Regulation S under the Securities Act. The purchasers acquiring these restricted shares have represented that they are long term investors and are aware of the restrictions on the sale and transfer of such securities. In a series of open market purchases, effective as of August 18, 2008 through August 28, 2008, Rudana paid $816,156 from its working capital to purchase a total of 279,000 shares of the Company’s common stock.

Rudana may in the future either (i) acquire additional shares of the Company’s common stock in open market transactions; or (ii) dispose of additional shares of common stock from time-to-time pursuant to the registration of such shares under the Securities Act, and/or pursuant to an applicable exemption therefrom. In particular, the Company may sell additional securities in private transactions to persons outside of the United States under the exemption from registration provided by 903 of Regulation S under the Securities Act. All such securities are restricted.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage
Rudana Investment Group AG	32,653,894	74.1% (1)

(b) Name	Shares Beneficially Owned
Rudana Investment Group AG	32,653,894

(1) Such percentage is based on Rudana Investment Group AG’s ownership of 32,653,894 shares of the common stock of the Company, and is calculated on the basis of 44,039,540 issued and outstanding shares of the Company’s common stock on August 29, 2008, as advised by the Company to Rudana Investment Group AG on such date.

(c) This Schedule 13D/A relates to the following transactions:

On March 7, 2008, pursuant to a share purchase agreement (the “Share Purchase Agreement”) between Rudana and the Company, and in consideration of US$940,900 (AUD$1 million) which was paid by Rudana directly to BQT Solutions Ltd. on behalf of the Company as the first tranche of the BQT Group Securities Purchase Agreement investment, Rudana was issued 470,450 shares of the Company’s common stock and 117,613 Warrants. The Warrants were exercisable at a purchase price of $0.25 per share. On August 29, 2008, the Company and Rudana mutually agreed to rescind the March 2008 Share Purchase Agreement and cancel the March 2008 shares and warrants, and convert the rescinded purchase price to a shareholder loan. Rudana has tendered to the Company the shares and warrants it acquired pursuant to the Share Purchase Agreement, and the Company has cancelled all such securities. The reason for the rescission is that the Company and Rudana agreed that the blended purchase price of the Common Stock and Warrants under the Rudana Subscription Agreement did not fully reflect the growth and development which the Company has achieved within a relatively short period of time. The Company and Rudana agreed to convert the proceeds from the rescinded Share Purchase Agreement into a shareholder loan in the amount of $940,900 at an interest rate of seven and half percent (7.5%) per annum, which together with the principal amount shall be repayable thirty (30) days after demand by Rudana (the “Rescission Transaction”).

In a series of private securities transactions exempt from registration in reliance on the exemption from registration provided under Rule 903 of Regulation S promulgated under the Securities Act, between April 7, 2008 and August 28, 2008, Rudana sold a total of 2,625,106 restricted shares of the Company’s common stock. The purchasers acquiring these restricted shares represented that they are long term investors. Such securities are restricted, and as such, can not be transferred unless registered or pursuant to an applicable exemption. The Company is a shell company, as such term is defined in Rule 405 of the Securities Act, and therefore, as of the date of this Schedule 13D/A, Rule 144 of the Securities Act is not available for the sale or transfer of shares owned by Rudana, or any shares transferred by Rudana pursuant to any other available exemption.

In a series of open market purchases, effective as of August 18, 2008 through August 28, 2008, Rudana paid $816,156 from its working capital to purchase a total of 279,000 shares of the Company’s common stock.

Rudana has been selling and purchasing shares of the Company’s common stock and currently has a short swing profit liability under Section 16 of the Securities Exchange Act of 1934, as amended (the “Section 16 Liability”). Rudana and the Company agreed to satisfy the Section 16 Liability by offsetting the currently outstanding shareholder loans made by Rudana to the Company.

After giving effect to the transactions described above, Rudana owns 32,653,894 restricted shares of the Company’s common stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

99.1
  Subscription Agreement, by and between the Company and Rudana Investment Group AG, dated as of March 7, 2008, incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 15, 2008.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2008

Rudana Investment Group AG

By :	Yvette Schiess
Name: Yvette Schiess
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)